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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            -------------------


                               SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 3)

                                    AND

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 3)

                               -------------



                             ECKERD CORPORATION
                         (Name of Subject Company)



                       OMEGA ACQUISITION CORPORATION
                         J. C. PENNEY COMPANY, INC.
                                 (BIDDERS)

     Common Stock, $.01 par value                  278763 10 7
    (Title of Class of Securities)          (CUSIP Number of Class of
                                                   Securities)

                          Charles R. Lotter, Esq.
                     Executive Vice President, General
                           Counsel and Secretary
                         J.C. Penney Company, Inc.
                             6501 Legacy Drive
                          Plano, Texas 75024-3698
                               (972) 431-1000
    (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of Bidder)


                                 Copies to:
                           Dennis J. Block, Esq.
                         Weil, Gotshal & Manges LLP
                              767 Fifth Avenue
                          New York, New York 10153
                               (212) 310-8000

                               -------------

                              December 3, 1996
          (Date of event which requires filing of this statement)


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                                  TENDER OFFER

               This Amendment No. 3 to the statement on Schedule 14D-1 and
     Schedule 13D (the "Statement") is filed by Omega Acquisition Corporation, a Delaware corporation ("Purchaser"), and J. C. Penney Company, Inc., a Delaware corporation ("Parent") and the owner of all of the outstanding capital stock of Purchaser, in connection with the offer by Purchaser to purchase 35,252,986 shares of common stock, $.01 par value per Share (the "Shares"), of Eckerd Corporation, a Delaware corporation (the "Company"), or such other number of shares representing 50.1% of the Company's outstanding common stock on the date of purchase, at $35.00 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 7, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto.

     ITEM 10.  ADDITIONAL INFORMATION

          Subclause (i) of the fifth paragraph of Section 1 entitled "Terms of the Offer" of the Offer to Purchase and incorporated by reference into Item 10(f) of the Statement is hereby amended in its entirety as follows:

               (i) delay acceptance for payment of, or payment for, any Shares, regardless of whether the Shares were theretofore accepted for payment, or to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in Section 14 below prior to the Expiration Date by giving oral or written notice of such delay in payment or termination to the Depositary, and

          The first sentence of the first paragraph of Section 2 entitled "Acceptance for Payment and Payment for Shares" of the Offer to Purchase and incorporated by reference into Item 10(f) of the Statement is hereby amended in its entirety as follows:

               Upon the terms and subject to the conditions of the Merger Agreement and the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for the Minimum Number of Shares that are validly tendered on or prior to the Expiration



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               Date, and not properly withdrawn in accordance with Section
               4 below, promptly after the Expiration Date.

          Subclause (3) of the first paragraph of Section 14 entitled "Certain Conditions of the Offer" of the Offer to Purchase and incorporated by reference into Item 10(f) of the Statement is hereby amended in its entirety as follows:

               (3) at any time on or prior to the Expiration Date any of the following events shall occur or be deemed to have occurred:

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(1)    Offer to Purchase, dated November 7, 1996*

     (a)(2)    Letter of Transmittal*

     (a)(3)    Notice of Guaranteed Delivery*

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

     (a)(7)    Form of Summary Advertisement, dated November 7, 1996.*

     (a)(8)    Text of Press Release, dated November 3, 1996, issued by
               Parent.*

     (a)(9)    Text of Press Release, dated November 22, 1996, issued by
               Parent.*

     (b)(1)    Commitment Letter from Credit Suisse, dated October 31,
               1996.*

     (c)(1) Amended and Restated Agreement and Plan of Merger, dated as of November 2, 1996, among Parent, Purchaser and the Company.*




------------------

          *  Previously Filed
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     (c)(2)    Amended and Restated Stock Option Agreement, dated as of
               November 2, 1996, by and between the Company and Parent.*

     (c)(3) Amendment No. 1, dated as of November 2, 1996, to the Employment Agreement dated as of February 4, 1996, by and between the Company and Francis A. Newman.*

     (d)       None.

     (e)       Not applicable.

     (f)       None.

     (g)(1) Complaint filed in Ziff v. Eckerd Corporation and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 4, 1996.*

     (g)(2) Complaint filed in Morse v. Eckerd Corporation and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 4, 1996.*

     (g)(3) Complaint filed in Lubin v. Eckerd Corporation and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 4, 1996.*

     (g)(4) Complaint filed in DeFreitas v. Eckerd Corporation and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 8, 1996.*

     (g)(5) Complaint filed in McCall v. Eckerd Corporation in the Court of Chancery of the State of Delaware in and for New Castle County on November 8, 1996.*


________________

          *    Previously Filed


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                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: December 3, 1996

                             J.C. PENNEY COMPANY, INC.

                             By: /s/ Charles R. Lotter
                                ------------------------------------
                                Name:   Charles R. Lotter
                                Title:  Executive Vice President,
                                        Secretary and General
                                        Counsel


                             OMEGA ACQUISITION CORPORATION


                             By: /s/ Donald A. McKay
                                ------------------------------------
                                Name:   Donald A. McKay
                                Title:  President


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                                  EXHIBIT INDEX

     Exhibit                      Description                   Page
     -------                      -----------                   ----


     (a)(1)    Offer to Purchase, dated November 7, 1996 . . .   *

     (a)(2)    Letter of Transmittal . . . . . . . . . . . . .   *

     (a)(3)    Notice of Guaranteed Delivery . . . . . . . . .   *

     (a)(4)    Letter to Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees  . . . . . .   *

     (a)(5)    Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other
               Nominees  . . . . . . . . . . . . . . . . . . .   *

     (a)(6)    Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9  .   *

     (a)(7)    Form of Summary Advertisement, dated November 7,
               1996  . . . . . . . . . . . . . . . . . . . . .   *

     (a)(8)    Text of Press Release, dated November 3, 1996,
               issued by Parent  . . . . . . . . . . . . . . .   *

     (a)(9)    Text of Press Release, dated November 22, 1996,
               issued by Parent  . . . . . . . . . . . . . . .   *

     (b)(1)    Commitment Letter from Credit Suisse, dated
               October 31, 1996  . . . . . . . . . . . . . . .   *

     (c)(1)    Amended and Restated Agreement and Plan of
               Merger, dated as of November 2, 1996, among
               Parent, Purchaser and the Company . . . . . . .   *

     (c)(2)    Amended and Restated Stock Option Agreement,
               dated as of November 2, 1996, by and between the
               Company and Parent  . . . . . . . . . . . . . .   *

     (c)(3)    Amendment No. 1, dated as of November 2, 1996,
               to the Employment Agreement dated as of February
               4, 1996, by and between the Company and Francis
               A. Newman . . . . . . . . . . . . . . . . . . .   *

     (d)       None  . . . . . . . . . . . . . . . . . . . . .

     (e)       Not applicable  . . . . . . . . . . . . . . . .

     (f)       None  . . . . . . . . . . . . . . . . . . . . .




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     * Previously Filed



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     (g)(1)    Complaint filed in Ziff v. Eckerd Corporation
               and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New
               Castle County on November 4, 1996 . . . . . . .   *

     (g)(2)    Complaint filed in Morse v. Eckerd Corporation
               and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New
               Castle County on November 4, 1996 . . . . . . .   *

     (g)(3)    Complaint filed in Lubin v. Eckerd Corporation
               and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New
               Castle County on November 4, 1996 . . . . . . .   *

     (g)(4)    Complaint filed in DeFreitas v. Eckerd
               Corporation and J.C. Penney Company, Inc. in the
               Court of Chancery of the State of Delaware in
               and for New Castle County on November 8, 1996.    *

     (g)(5)    Complaint filed in McCall v. Eckerd Corporation
               in the Court of Chancery of the State of
               Delaware in and for New Castle County on
               November 8, 1996.                                 *



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